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SEC FILE NUMBER
8- 31249

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornburg Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 E. Marcy Street
(No. and Street)

Santa Fe, NM 87501
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Beckie Hanttula 505- 954 5246
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

PO Box 3939, Albuquerque, NM 87103
(Address) (City) (State) (Zip Code)

PROCESSED
APR 2 7 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 7 2006 WASH, D.C. 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beckie Hanttula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornburg Securities Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beckie Hanttula
Signature

Financial/Operations Principal
Title

Carolyn M Briggs
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 700
Two Park Square
6565 Americas Parkway NE
PO Box 3990
Albuquerque, NM 87190

Independent Auditors' Report

The Stockholders
Thornburg Securities Corporation:

We have audited the accompanying balance sheets of Thornburg Securities Corporation (the Company) (an S Corporation) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornburg Securities Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 3, 2006

THORNBURG SECURITIES CORPORATION
(an S Corporation)

Balance Sheets

December 31, 2005 and 2004

Assets		2005	2004
Cash and cash equivalents (including compensating balances of $25,000 in 2005 and 2004) (note 3)	$	2,174,887	1,486,228
Investment in Thornburg New Mexico Intermediate Municipal Fund (cost of $1,000,166 in 2005 and $1,071,621 in 2004)		982,563	1,073,788
Receivables:			
Distributor's commissions		112,236	116,968
Other (note 3)		594,770	423,910
Prepaid expenses		15,582	20,255
Investment in NASDAQ stock		3,300	3,300
Property and equipment (net of accumulated depreciation of $27,665 and $27,013 in 2005 and 2004, respectively)		27,939	29,729
	$	3,911,277	3,154,178
Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable and accrued expenses	$	1,188,585	846,380
Stockholders' equity (note 2):			
Class A common stock of $1 par value. Authorized 10,000 shares; issued and outstanding 2,500 shares in 2005 and 2004		2,500	2,500
Class B common stock of $1 par value, nonvoting. Authorized 10,000 shares; issued and outstanding 1,500 shares in 2005 and 2004		1,500	1,500
Additional paid-in capital		1,152,153	1,152,153
Retained earnings		1,566,539	1,151,645
Total stockholders' equity		2,722,692	2,307,798
Contingencies (note 9)			
	$	3,911,277	3,154,178

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(an S Corporation)

Statements of Operations

Years ended December 31, 2005 and 2004

		2005	2004
Revenues:			
Distributor's commissions	$	1,698,087	1,277,128
Interest (note 3)		58,859	40,440
Loss on investments in Thornburg mutual funds, net, including unrealized (losses) gains of $(17,603) in 2005 and $2,167 in 2004		(19,203)	(7,968)
Customer service		32,152	38,624
Marketing reimbursement (note 3)		5,880,363	5,437,249
Miscellaneous		4,000	4,000
		7,654,258	6,789,473
Expenses (note 3):			
Commissions		3,380,812	2,813,820
Salaries		1,491,007	1,526,141
Bonus		604,666	655,004
Travel		453,196	424,815
Profit sharing and 401(k) (notes 5 and 6)		326,640	356,686
Meals and entertainment		299,943	283,929
Payroll taxes		178,116	154,515
Insurance		118,641	115,995
Licenses and fees		89,872	72,671
Telephone		71,886	85,364
Training and education		66,077	41,112
Legal and accounting		30,615	23,221
Dues and subscriptions		30,552	8,306
DTF Fund Expense		17,890	16,846
Depreciation		14,570	13,013
Computer		12,931	14,270
Rent		12,839	10,466
Supplies		12,507	11,481
Contract employment		9,882	12,096
Miscellaneous		8,705	9,383
Copying		4,956	6,412
Postage		2,978	3,535
Loss on disposal of property and equipment		83	2,299
		7,239,364	6,661,380
Net income	$	414,894	128,093

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(an S Corporation)

Statements of Stockholders' Equity

Years ended December 31, 2005 and 2004

	Common stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
	Class A	**Class B**			
Balances at December 31, 2003	$ 2,500	1,500	1,152,153	1,023,552	2,179,705
Net income	—	—	—	128,093	128,093
Balances at December 31, 2004	2,500	1,500	1,152,153	1,151,645	2,307,798
Net income	—	—	—	414,894	414,894
Balances at December 31, 2005	$ 2,500	1,500	1,152,153	1,566,539	2,722,692

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(an S Corporation)

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	414,894	128,093
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation		14,570	13,013
Loss on investments in Thornburg mutual funds		19,203	7,968
Loss on disposal of property and equipment		83	2,299
Change in assets and liabilities:			
Distributor's commissions receivable		4,732	(66,911)
Other receivables		(170,860)	(114,911)
Prepaid expenses		4,673	1,974
Accounts payable and accrued expenses		342,205	335,518
Net cash flows from operating activities		629,500	307,043
Cash flows from investing activities:			
Proceeds from sales of property and equipment		3,765	2,298
Purchase of property and equipment		(16,628)	(22,411)
Proceeds from sales of investments in Thornburg mutual funds		1,203,871	4,218,563
Purchases of investments in Thornburg mutual funds		(1,131,849)	(5,038,356)
Net cash flows from investing activities		59,159	(839,906)
Net increase (decrease) in cash and cash equivalents		688,659	(532,863)
Cash and cash equivalents, beginning of year		1,486,228	2,019,091
Cash and cash equivalents, end of year	$	2,174,887	1,486,228

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Thornburg Securities Corporation (the Company), a Delaware corporation, is the distributor for the Thornburg Investment Trust (the Trust). The Trust is a Massachusetts business trust.

The primary source of revenue for the Company (not including marketing reimbursements, see note 3) is distributor commissions. In addition, the Company also serves as an introducing broker for certain transactions not involving Thornburg funds.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are offered on a fully disclosed basis through contractual agreements with clearing brokers.

(b) Investment Securities

Shares of Thornburg New Mexico Intermediate Municipal Fund are stated at market value, and unrealized gains or losses are recognized in the statements of operations. Interest income is recorded as earned.

(c) Commissions

Commissions are recorded on a trade-date basis as sales of Thornburg mutual funds occur.

(d) Property and Equipment

Property and equipment are stated at cost. Depreciation on all property and equipment is computed using an accelerated method based upon useful lives of three to seven years. Cost of repairs and maintenance are charged to expense as incurred.

(e) Income Taxes

The Company is treated as an S Corporation for income tax purposes whereby the income or loss of the Company is reflected in the individual tax returns of its stockholders. Accordingly, the financial statements do not reflect federal and state income taxes.

(f) Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers investments in highly liquid interest-bearing accounts to be cash equivalents. Cash equivalents include $917,256 and $963,160 of shares in money market mutual funds at December 31, 2005 and 2004, respectively. Also see note 3.

(Continued)

(g) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Stock Ownership

All of the Company's outstanding Class A common stock and 3% of its outstanding Class B common stock is held by one individual (the director). In addition, although not owned by the individual, 27% of the Company's outstanding Class B common stock is held in trust for the benefit of that individual's descendants.

(3) Transactions With Related Parties

The Thornburg family of mutual funds were organized and formed by the Company and Thornburg Investment Management, Inc. (TIM). TIM is an affiliate, which is wholly owned by the Company's stockholders. During the normal course of operations, the Company incurs costs related to the marketing and sales of the Thornburg family of mutual funds. As determined by written agreement between the Company and TIM, TIM pays the Company for these marketing and sales efforts. These costs were $5,880,363 and $5,387,719 for the years ended December 31, 2005 and 2004, respectively, and are included in various expense categories in the accompanying statements of operations. Additionally, the Company has recorded receivables from TIM in the amounts of $532,187 and $398,605, as of December 31, 2005 and 2004, respectively, which are included in other receivables in the accompanying balance sheets. Also see note 4.

The Company also performs certain marketing functions related to Thornburg Mortgage Home Loans Inc. (TMHL), a related company. As determined by written agreement between the Company and TMHL, TMHL reimburses these marketing costs. These costs were none and $49,530 for each of the years ended December 31, 2005 and 2004, respectively, and are included in various expense categories in the accompanying statements of operations. The Company ceased performing marketing functions for TMHL during 2004.

Included in cash and cash equivalents at December 31, 2005 and 2004 are $917,256 and $963,160, respectively, consisting of shares in the Thornburg Daily Tax Free money market fund.

During the years ended December 31, 2005 and 2004, the Company earned $47,518 and $37,413, respectively, in interest income from its cash equivalents and investments with Thornburg mutual funds.

(Continued)

(4) Sale of Fee Rights

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class B shares of the Thornburg family of mutual funds to an unrelated party on an ongoing basis. Pursuant to the agreement, the Company sold the fee rights associated with Class B shares at its cost. The Company retained servicing responsibilities for which it will receive annual servicing fees of $4,000.

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class C shares of the Thornburg family of mutual funds to TIM on an ongoing basis. Pursuant to the agreement, the Company sold the fee rights associated with Class C shares at its cost, which approximated $6,100,000 and $4,200,000 in 2005 and 2004, respectively, and retained the servicing responsibilities.

(5) Profit-Sharing Plan

The Company sponsors a profit-sharing plan for which substantially all employees are eligible. Annual contributions are made in the amounts determined by the Company's director. During 2005 and 2004, the Company made contributions of approximately $166,000 and $226,000, respectively, on behalf of its employees. Under the provisions of the plan, participants begin vesting in benefits after two years and are fully vested upon completion of six years of service.

(6) 401(k) Plan

On April 1, 2003, the Company started a 401(k) safe harbor plan for which substantially all employees are eligible. Under the plan, the Company contributes 3% of each employee's annual compensation (as defined in the plan), up to certain dollar limits as specified by federal law. Employees may contribute any amount up to the maximum allowable by law. The Company's contribution is made regardless of whether the employee chooses to contribute additional amounts. Under the plan, employees are 100% vested in all company nonelective contributions as well as all personal deferrals. Company contributions related to this plan were approximately $85,000 for 2005 and 2004, respectively.

The plan was initially funded using employees' shares of the Thornburg Value Fund and the Thornburg International Value Fund held in the Profit-Sharing Plan. These shares were transferred to the 401(k) plan and maintain their original vesting schedule as described in note 5.

(7) Net Capital Requirements

As a registered broker-dealer, the Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 at December 31, 2005 and 2004. The Company had excess net capital of $1,831,929 and $1,516,977 and had aggregate indebtedness to net capital ratios of .62 to 1 and 0.52 to 1 at December 31, 2005 and 2004, respectively.

(Continued)

(8) Reserve Requirements

The Company acts as an introducing broker, which clears all transactions, with and for customers, on a fully disclosed basis with a clearing broker-dealer. The Company promptly transmits all customer funds and securities to the clearing broker-dealer, which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4. As such, the Company is exempt from the reserve requirements under Rule 15c3-3.

(9) Contingencies

In the normal course of business, the Company is subject to claims, litigation, investigations, and proceedings. Management of the Company believes that such matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(10) Subordinate Liabilities

As of and during the years ended December 31, 2005 and 2004, the Company had no liabilities subordinated to the claims of general creditors.

Schedule

THORNBURG SECURITIES CORPORATION
(an S Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Total stockholders' equity per the accompanying financial statements	$	2,722,692
Deduct:		
Assets which are not readily convertible into cash		(665,638)
Haircuts on money market funds and investment securities		(87,125)
Excess deductible portion of liability insurance		(38,000)
Net capital		1,931,929
Minimum net capital required		100,000
Excess net capital	$	1,831,929
Aggregate indebtedness – accounts payable and accrued expenses	$	1,188,585
Ratio of aggregate indebtedness to net capital		.62 to 1

The above computation of net capital agrees with the computation of the Company on FOCUS Form X-17A-5, Part IIA, as of December 31, 2005, filed by the Company on January 23, 2006.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 700
Two Park Square
6565 Americas Parkway NE
PO Box 3990
Albuquerque, NM 87190

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Stockholders
Thornburg Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Thornburg Securities Corporation (the Company) (an S Corporation) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 3, 2006